EXHIBIT 2

SPARK THERAPEUTICS, INC.

CONFIDENTIALITY AGREEMENT

August 26, 2015

The Children’s Hospital of Philadelphia

34th Street and Civic Center Boulevard

Philadelphia, PA 19104

In connection with your status as holder of securities in Spark Therapeutics, Inc. (the “Company”), and as further contemplated by Section 3.2 of that certain Investors’ Rights Agreement, dated May 23, 2014 (the “Investors’ Rights Agreement”), among the Company and certain holders of the Company’s securities, you may have access to certain information concerning the business, financial condition, operations, assets and liabilities of the Company which is confidential non-public information.  You and your trustees, officers, employees, agents and advisors (including, without limitation, attorneys, accountants, consultants, bankers and financial advisors) (collectively “Representatives”) agree to treat any information concerning the Company (whether prepared by the Company, its advisors or otherwise) that has been or is furnished or otherwise disclosed to you, in connection with your status as holder of Company securities on or prior to the date hereof, or in the future, in either case, by or on behalf of the Company (herein, collectively referred to as the “Company Information”) in accordance with the provisions of this letter agreement, and to take or abstain from taking certain other actions hereinafter set forth.

The term “Company Information” also shall be deemed to include all notes, analyses, compilations, studies, interpretations or other documents prepared by you, your Representatives that contain, reflect, or are based upon, in whole or in part, the information furnished or otherwise disclosed to you or your Representatives, whether pursuant to the Investors’ Rights Agreement or otherwise.  The term “Company Information” does not include information which (i) is or becomes generally available to the public other than as a result of a disclosure by you or one of your Representatives; (ii) was within your possession prior to its being furnished to you by or on behalf of the Company, provided that (x) such information is not otherwise subject to a confidentiality agreement between you and the Company, or (y) the source of such information was not known by you to be bound by a confidentiality agreement with, or other contractual, legal or fiduciary obligation of confidentiality to, the Company or any other party with respect to such information; or (iii) becomes available to you on a non-confidential basis from a source other than the Company or any of its directors, officers, employees, agents or advisors, provided that such source is not known by you to be bound by a confidentiality agreement with, or other contractual, legal or fiduciary obligation of confidentiality to, the Company or any other party with respect to such information.  For purposes of the foregoing, you hereby acknowledge that any of your Representatives that serve on the board of directors are bound by a duty of confidentiality to the Company.

You hereby agree that you and your Representatives will keep confidential all Company Information and that you and your Representatives will not disclose any of the Company Information in any manner whatsoever unless the Company gives its prior consent to disclosure of such information.  In any event, you shall be responsible for any breach of this letter agreement by any of your Representatives and you agree, at your sole expense, to take all reasonable measures (including, but not limited to, court proceedings) to restrain your Representatives from prohibited or unauthorized disclosure or use of the Company Information.

In the event that you or any of your Representatives are requested or required (by oral questions, interrogatories, requests for information or documents in legal proceedings, subpoena, civil investigative demand or other similar process) to disclose any of the Company Information, you shall provide the Company with prompt written notice of any such request or requirement so that the Company may seek a protective order or other appropriate remedy and/or waive compliance with the provisions of this letter agreement.  If, in the absence of a protective order or other remedy or the receipt of a waiver by the Company, you or any of your Representatives are nonetheless, in the written opinion of your counsel, legally required to disclose Company Information, you or your Representatives may, without liability hereunder, disclose such Company Information but only to the extent you or they are legally required to do so.

The existence of this agreement does not create any obligation on behalf of the Company to disclose to you or any of your Representatives any Company Information.  The disclosure of any Company Information pursuant hereto shall in no way convey any rights, by way of license or otherwise, to the information so disclosed to you or any of your Representatives.

It is understood and agreed that no failure or delay by the Company in exercising any right, power or privilege hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or future exercise thereof or the exercise of any other right, power or privilege hereunder.

It is further understood and agreed that money damages would not be a sufficient remedy for any breach of this letter agreement by you or any of your Representatives and that the Company shall be entitled to equitable relief, including injunction and specific performance, as a remedy for any such breach.  Such remedies shall not be deemed to be the exclusive remedies for a breach by you of this letter agreement but shall be in addition to all other remedies available at law or equity to the Company.

This letter agreement shall be governed by and construed in accordance with the laws of the Commonwealth of Pennsylvania, without giving effect to its principles or rules regarding conflicts of laws.

You hereby acknowledge that you are aware, and that you will advise your Representatives, that the United States securities laws prohibit any person who has received material, non-public information which is the subject of this letter agreement from purchasing or selling securities of the Company or from communicating such information to any other person under circumstances in which it is reasonably foreseeable that such person is likely to purchase or sell such securities.

Please confirm your agreement with the foregoing by signing and returning one copy of this letter to the undersigned, whereupon this letter agreement shall become a binding agreement between you and the Company.

Very truly yours,
SPARK THERAPEUTICS, INC.

			By:	/s/ Joseph W. La Barge
				Name:	Joseph W. La Barge
				Title:	General Counsel and Head of
Business Administration

Accepted and agreed as of the date first written above:

THE CHILDREN’S HOSPITAL OF PHILADELPHIA

By:	/s/ Jeffrey D. Kahn
	Name:	Jeffrey D. Kahn
	Title:	Executive Vice President and General Counsel